Figure 1

EMMY CLAIM


British
Columbia
VANCOUVER
Hope
PROPERTY
LOCATION

PROFESSIONAL
PROVINCE OF
G. C. MacDONALD
COLUMBIA
GEOSCIENTIST


N
MOUNT MASON PLUTON
SCUZZY PLUTON
IKSgd
IKSqd
CLAIM OUTLINE
SPUZZUM PLUTON
mKqd
NEEDLE PEAK
Egd
PLUTON
MOUNT CLARKE
PLUTON
KGB
Harrison Fault
Long Island Fault
Harrison Lake
PLUTON
1-3
mKqd
1-2
1-4
1-5
1-6
MOUNT BARR
BATHOLITH
Mgd
CJH
KPW
KPV
OMc
JLP
EAGLE PLUTONIC
JNT JASPER PLUTON
mMgd
T-1
MPCC
Nahatlatch River
Nahatlatch Lake
Kookipi Creek
Bridge River Suture
Tikwalus Creek
Coquihalla River
Hozameen Fault
Ogd
Egd
KP
mK
mKgn

Map Legend

NR - Not relevant to area of claims
R - Relevant to area of Claims
VR - Very important part of Claims

Cret - Cretaceous Jur - Jurassic Tr - Triassic Mio - Miocene, Olig - Oligocene, Carb - Carboniferous Dev - Devonian; Per - Permian, eTer - early Tertiary P - Paleozoic, M - Mesozoic Prot - Proterozoic
MA - Metamorphic Assemblages

SYMBOL	FORMATION NAME	ROCK TYPE	AGE	STATUS
Mgd	Mount Barr Pluton	gd	Mio	R
Ogd	Chilliwack Pluton	& satellite plugs, gd	Olig	R
Egd	Plutons	granodiorite and monzogranite	eTer	R
KGP	Peninsula	conglomerate & arkosic sandstone	Cret	R
KGB	Brokenback Hill	felsic & mafic volcaniclastics	Cret	R
IKS	Scuzzy Plutonic Suite	granodiorite (gd) Quartz diorite (qd)	Cret	R
mK	Spuzzum Pluton	quartz diorite (qd) granodiorite (gd) gneiss (gn) metamorphic (m)	Cret	VR
JK		undivided gd, qd & d	Jur/Cret	R
JH	Harrison Lake	intermediate to felsic volcanic flows & pyroclastics with local sediments	Jur/Cret	R
THgn	Hornet Creek Orthogneiss	amphibolite, biotite quartz - felspar and hornblende gneiss	Tr	VR
MSt	Settler Schist	garnet biotite, staurolite, kyanite & sillimanite schist, local amphibolite, including metabasalt (pillowed), siliceous schists of sandstone and pelite	MA	VR
MSl	Slollicum Schist	mafic to felsic, metavolcanic, pelite, conglomerate	MA	VR
MC	Cogburn Schist	metachert, pelite, amphibolite, marble ultramafic rocks	MA	VR
CJH	Hozameen Complex	fine sediments, volcanics and associated gabbro and Ultramafics	Carb/Jur	R
Cu		Alpine type ultramafics	P/M	VR
PPY	Yellow Aster	Complex, diorite and gabbro	P/Prot	VR

GEOFIN INC.

Figure 2
EMMY CLAIM
Regional Geology

Drawn By:	Date:	Scale:
L Stephenson	June 2004	Km 0 2.5 5


GEOFIN INC.
Emmy CLAIM
2004
Summary Report
Local Geology
Drawn By: L. Stephenson
Date: July 2004
Scale: See above
LEGEND
Geological Contact
Cretaceous Metasediments KTmm
Intrusive Rocks Granodiorite MKqd
Ultramafic Rocks PzMzum
Intrusive Rocks Granodiorite Cretaceous EPra
N
Metres
0 400 800 1600
PzMzum
MKqd
Claim
Egd
PJH
KTmm
KTCu
MKqd
MKqd
EPra
PJH
EPra
PROFESSIONAL
PROVINCE OF BRITISH COLUMBIA
GEOSCIENTIST
Figure 2a


Claim
BC Nickel Mine Area
N
0
1500
3000
Metres

GEOFIN INC.

EMMY CLAIM
2004
Summary Report
Regional Magnetic Survey

Drawn:	Date:	Scale:
L. Stephenson	November 2004	see above

PROFESSIONAL
PROVINCE OF
G. C. MacDONALD
BRITISH COLUMBIA
GEOSCIENTIST


BEAR CREEK CAMP
Talc
Settler
Cr
Cr.
Claims
Cr.
Emory
Bear
Cr
Garnet
B.C. NICKEL MINE
Cr
Ruby
Cr
Cr
American
Cr
Legend
50th Percentile
70th Percentile
90th Percentile
95th Percentile
Greater than 95th Percentile
GEOFIN INC.
Figure 4a
EMMY CLAIM
Regional Geochemistry
Copper
Drawn by:
L. Stephenson
Date:
Scale:
Km 0 0.5 1.0 1.5
G. C. MacDONALD
BRITISH COLUMBIA
GEOSCIENTIST


BEAR
CREEK
CAMP
North
For
Cr.
Talc
Cogburn
Settler
Cr.
Cr.
Bear
Cr.
Ruby
Cr.
Garnet
Cr.
Emory
Cr.
American
Cr.
Claims
B.C. NICKEL
MINE
YALE
Trans Canada Highway
Highway 1
To Harrison Hot Springs
Legend
50th Percentile
70th Percentile
90th Percentile
95th Percentile
Greater than 95th Percentile

GEOFIN INC.

Figure 4b

EMMY CLAIM

Regional Geochemistry

Nickel

Drawn By:	Scale:
L. Stephenson June 2004	Km 0 0.5 1.0 1.5

PROFESSIONAL GEOSCIENTIST, PROVINCE OF BRITISH COLUMBIA